Exhibit 20

George Westinghouse Technology Center
Building 801 — 1386 Beulah Road
Pittsburgh, Pennsylvania 15235
(800) 972-7341

Company Contact:
Alliance Advisors, LLC.	John C. Regan, Chairman & CEO
Mark McPartland / Chris Camarra	Nick Battaglia, CFO
212-398-3487	412-243-3200
ccamarra@allianceadvisors.net
FOR IMMEDIATE RELEASE
PDG Environmental Announces Third Quarter Results
PITTSBURGH, PA, December 14, 2007 – PDG Environmental, Inc. (OTC BB: PDGE), a leading provider of environmental remediation and specialty contracting services, today reported financial results for the fiscal third quarter and nine months ended October 31, 2007.
Revenue for the quarter was $26.6 million, up 34.5% from the $19.8 million reported in the third quarter of fiscal 2007. The company reported a net after-tax loss of $(1.0) million, or $(0.05) per diluted share in the third quarter of fiscal 2008, compared with a net loss of $(2.0) million, or $(0.10) per diluted share, in the third quarter of fiscal 2007. The loss for the current quarter was due to negative margin adjustments of approximately $1.8 million, including a $0.8 million loss on an asbestos contract performed in the third quarter. EBITDA (earnings before interest, taxes, depreciation and amortization) was a negative $(0.2) million for the current quarter versus a negative $(0.6) million for the comparable period in fiscal 2007. SG&A and other direct costs as a percent of revenue decreased to 23.5% for the current quarter as compared to 29.9% for the comparable quarter last year although the costs increased $0.35 million largely related to increased selling costs, initial implementation costs for Sarbanes Oxley, and higher legal costs. In the third quarter of fiscal 2008 and third quarter of fiscal 2007, PDG Environmental recorded non-cash accounting costs of $0.2 million related to its July 2005 private placement. The third quarter of fiscal 2007 also included $0.15 million in one-time charges related to employee fraud and $0.1 million for a non-cash impairment charge for goodwill, while the current quarter included other income of $0.2 million largely related to the partial insurance recovery from the fraud claim. Fully diluted shares outstanding rose to 20.7 million from 20.4 million.
For the nine months ended October 31, 2007, revenue rose to $74.9 million, up 28.0% versus the $58.6 million recorded during the same period in the prior fiscal year. PDG Environmental reported net after-tax loss of $0.18 million for the nine month period, or $(0.01) per diluted share, compared with a net loss of $(5.4) million, or $(0.28) per share, last year. EBITDA improved to $2.8 million from a negative $(2.2) million last year due to the increased level of revenues. SG&A and other direct costs decreased by $0.65 million in spite of being adversely impacted by the increased costs in the third quarter noted above. The non-cash accounting cost of the July 2005 private placement totaled $0.7 million in fiscal 2008 versus $1.9 million in fiscal 2007. Fiscal 2007 also included $0.7 million in one-time charges related to employee fraud, while fiscal 2008 included other income of $0.3 million largely related to the insurance recovery from the fraud claim. Fully diluted shares outstanding rose to 20.6 million from 19.5 million in fiscal 2007.
“While we are very pleased with the top line growth we have experienced this fiscal year, we are obviously very disappointed with our bottom line results which were adversely impacted by losses on a single project performed this quarter. Prospectively we have put in place new policies and procedures to mitigate the level of contract adjustments noted above. With backlog remaining at

$50 million, over half of which is reconstruction related, and with additional controls in place we look forward to improved results going forward,” said John C. Regan, chairman and chief executive officer of PDG Environmental.
Conference Call
PDG Environmental will host a conference call on December 14, 2007 at 11:00 a.m. Eastern. During the call, John C. Regan, Chairman and Chief Executive Officer, and Nick Battaglia, Chief Financial Officer, will discuss the Company’s quarterly performance and financial results. The telephone number for the conference call is 1-888 339-9446.
Investors will be able to access an encore recording of the conference call for one week by calling 1-800-406-7325, conference ID# 3814622. The encore recording will be available two hours after the conference call has concluded.
The company makes use of EBITDA (earnings before interest, taxes, depreciation and amortization) as a financial measure which it believes is a useful performance indicator. EBITDA is not a recognized term under generally accepted accounting principles, or “GAAP,” and should not be considered as an alternative to net income/(loss) or net cash provided by operating activities, which are GAAP measures. A reconciliation of EBITDA to net income/(loss) appears at the end of this release, as do both actual results for the quarter and year-to-date periods.
About PDG Environmental
PDG Environmental, Inc., headquartered in Pittsburgh, PA, is a leading provider of specialty contracting services including asbestos abatement, mold remediation, emergency response, demolition and reconstruction to commercial, industrial and governmental clients nationwide. With over twenty years experience, PDG Environmental has 13 offices capable of responding to customer requirements coast to coast. For additional information, please visit www.pdge.com.
Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the company’s dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The company disclaims any obligation to update information contained in any forward-looking statement.
– Tables to follow –

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Three Months Ended October 31,
	2007	2006
Contract Revenues	$26,616,000	$19,783,000

Job Costs	21,200,000	14,790,000

Field Margin	5,416,000	4,993,000

Other Direct Costs	2,674,000	2,982,000

Gross Margin	2,742,000	2,011,000

Selling General & Administrative expenses	3,594,000	2,932,000
(Gain) loss on Sale of Fixed Assets	—	12,000

Income (Loss) From Operations	(852,000)	(933,000)

Other Income (Expense):
Interest Expense	(303,000)	(246,000)
Non-cash interest expense for preferred dividends and accretion of discount	(229,000)	(195,000)
Non-recurring charge employee fraud	—	(150,000)
Non-cash impairment charge for goodwill	—	(111,000)
Interest and other income, net	163,000	3,000

	(369,000)	(699,000)

Income (Loss) Before Income Taxes	(1,221,000)	(1,632,000)

Income Tax (Benefit) Provision	(221,000)	365,000

Net Income (Loss)	$(1,000,000)	$(1,997,000)

Per share of common stock:
Basic	$(0.05)	$(0.10)

Dilutive	$(0.05)	$(0.10)

Earnings per share calculation:
Average common share equivalents outstanding	20,749,000	20,445,000

Average dilutive common share equivalents outstanding	—	—

Average common share and dilutive common equivalents outstanding	20,749,000	20,445,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”)
(UNAUDITED)

	For the Three Months Ended October 31,
	2007	2006
Net Income (Loss)	$(1,000,000)	$(1,997,000)

Income Tax Provision (Benefit)	(221,000)	365,000

Interest Expense	303,000	246,000

Non-cash interest expense for preferred dividends and accretion of discount	229,000	195,000

Depreciation and Amortization	469,000	541,000

EBITDA	(220,000)	(650,000)

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Nine Months Ended October 31,
	2007	2006
Contract Revenues	$74,954,000	$58,579,000

Job Costs	56,249,000	43,046,000

Field Margin	18,705,000	15,533,000

Other Direct Costs	8,229,000	9,082,000

Gross Margin	10,476,000	6,451,000

Selling General & Administrative expenses	9,399,000	9,188,000
(Gain) loss on Sale of Fixed Assets	—	17,000

Income (Loss) From Operations	1,077,000	(2,754,000)

Other Income (Expense):
Interest Expense	(883,000)	(716,000)
Non-cash interest expense for preferred dividends and accretion of discount	(658,000)	(1,870,000)
Non-recurring charge employee fraud	—	(748,000)
Non-cash impairment charge for goodwill	—	(111,000)
Interest and other income, net	315,000	16,000

	(1,226,000)	(3,429,000)

Income (Loss) Before Income Taxes	(149,000)	(6,183,000)

Income Tax (Benefit) Provision	32,000	(793,000)

Net Income (Loss)	$(181,000)	$(5,390,000)

Per share of common stock:
Basic	$(0.01)	$(0.28)

Dilutive	$(0.01)	$(0.28)

Earnings per share calculation:
Average common share equivalents outstanding	20,614,000	19,543,000

Average dilutive common share equivalents outstanding	—	—

Average common share and dilutive common equivalents outstanding	20,614,000	19,543,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”)
(UNAUDITED)

	For the Nine Months Ended October 31,
	2007	2006
Net Income (Loss)	$(181,000)	$(5,390,000)

Income Tax Provision (Benefit)	32,000	(793,000)

Interest Expense	883,000	716,000

Non-cash interest expense for preferred dividends and accretion of discount	658,000	1,870,000

Depreciation and Amortization	1,403,000	1,395,000

EBITDA	2,795,000	(2,202,000)

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	October 31,	January 31,
	2007	2007
	(unaudited)
ASSETS

Current Assets
Cash and cash equivalents	$143,000	$158,000
Contracts receivable, net	25,250,000	21,257,000
Costs and estimated earnings in excess of billings on uncompleted contracts	6,753,000	5,607,000
Inventories	660,000	553,000
Prepaid income taxes	21,000	271,000
Deferred income tax asset	1,109,000	915,000
Other current assets	404,000	534,000

Total Current Assets	34,340,000	29,295,000

Property, Plant and Equipment	12,066,000	11,352,000
Less: accumulated depreciation	9,614,000	8,795,000

	2,452,000	2,557,000

Goodwill	2,619,000	2,651,000
Deferred Income Tax Asset	2,548,000	2,565,000
Contracts Receivable, Non Current	500,000	500,000
Intangible and Other Assets	5,174,000	5,686,000

Total Assets	$47,633,000	$43,254,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$10,079,000	$7,403,000
Billings in excess of costs and estimated earnings on uncompleted contracts	1,835,000	3,421,000
Accrued income taxes	123,000	—
Current portion of long-term debt	414,000	322,000
Accrued liabilities	5,688,000	4,007,000

Total Current Liabilities	18,139,000	15,153,000

Long-Term Debt	12,709,000	12,161,000

Series C Redeemable Convertible Preferred Stock	3,207,000	2,550,000

Total Liabilities	34,055,000	29,864,000

Stockholders’ Equity
Common stock	416,000	411,000
Common stock warrants	1,628,000	1,628,000
Additional paid-in capital	19,609,000	19,245,000
Retained Earnings (deficit)	(8,037,000)	(7,856,000)
Less treasury stock, at cost	(38,000)	(38,000)

Total Stockholders’ Equity	13,578,000	13,390,000

Total Liabilities and Stockholders’ Equity	$47,633,000	$43,254,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(UNAUDITED)

	For the Nine Months Ended October 31,
	2007	2006
Cash Flows From Operating Activities:

Net income	$(181,000)	$(5,390,000)
Adjustments to Reconcile Net Income to Cash:
Depreciation and amortization	1,403,000	1,284,000
Provision for deferred income taxes	(177,000)	(895,000)
Interest expense for Series C preferred stock accretion of discount	657,000	1,870,000
Impairment charge for goodwill	—	111,000
Loss on sale of fixed asses and equity investment	—	17,000
Stock based compensation	224,000	209,000
Provision for uncollectable accounts	11,000	140,000

Changes in Assets and Liabilities Other than Cash:
Contracts receivable	(4,004,000)	382,000
Costs and Estimated Earnings in Excess of Billings on uncompleted contracts	(1,146,000)	(372,000)
Inventories	(107,000)	(35,000)
Prepaid/accrued income taxes	373,000	509,000
Other current assets	1,113,000	869,000
Accounts payable	2,676,000	534,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,586,000)	(63,000)
Accrued liabilities	1,612,000	(458,000)

Total Changes in Assets and Liabilities Other than Cash	(1,069,000)	1,366,000

Net Cash Provided by (Used in) by Operating Activities	868,000	(1,288,000)

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(528,000)	(775,000)
Proceeds from sale of equity investment and fixed assets		24,000
Increase in other assets	(66,000)	(57,000)

Net Cash Used in Investing Activities	(594,000)	(808,000)

Cash Flows From Financing Activities:
Proceeds from debt	730,000	2,664,000
Proceeds from exercise of stock options and warrants	145,000	861,000
Payment of premium financing liability	(882,000)	(1,039,000)
Principal payments on debt	(282,000)	(485,000)

Net Cash (Used in) Provided by Financing Activities	(289,000)	2,001,000

Change in cash and cash equivalents	(15,000)	(95,000)
Cash and cash equivalents, beginning of period	158,000	230,000

Cash and Cash Equivalents, end of period	$143,000	$135,000

Supplementary disclosure of non-cash Investing and Financing Activity:
Increase in goodwill and accrued liabilities for contingent liability	(32,000)	561,000
Financing of annual insurance premium	$983,000	$1,157,000
Non-Cash purchase of fixed assets financed through capital lease	$(197,000)	$—